SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________

Commission File number 1-3247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CORNING INCORPORATED
INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CORNING INCORPORATED
ONE RIVERFRONT PLAZA
CORNING, NY 14831

© 2018 Corning Incorporated. All Rights Reserved.

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 15,  2018.  The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibit:

Exhibit 23 – The consent of Insero & Co. CPAs, LLP

© 2018 Corning Incorporated. All Rights Reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Corning Incorporated Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THE CORNING INCORPORATED
INVESTMENT PLAN

Date: June 15, 2018	By /s/	SHARON L. MILLER
Sharon L. Miller
Chair
Corning Incorporated Benefits Committee

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated
Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Index December 31, 2017 and 2016

*

Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

© 2018 Corning Incorporated. All Rights Reserved.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Corning Incorporated Benefits Committee and

the Participants of the Corning Incorporated Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Corning Incorporated Investment Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Insero & Co. CPAs, LLP

Certified Public Accountants

We have served as the Plan’s auditor since the year ended December 31, 2004.

Rochester, New York

June 15, 2018

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Statements of Net Assets Available for Benefits December 31, 2017 and 2016

(in thousands of dollars)

Assets	2017	2016

Interest in Corning Incorporated
Master Investment Trust at fair value	$3,051,331	$2,552,655
Receivables:
Notes receivable from participants	20,697	18,529
Employer contributions receivable	1,386	1,218
Participant contributions receivable	3,598	3,062
Total receivables	25,681	22,809
Net assets available for benefits	$3,077,012	$2,575,464

The accompanying notes are an integral part of these financial statements.

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2017

(in thousands of dollars)

Additions to net assets attributed to:
Investment income
Plan’s interest in the Corning Incorporated Master Investment Trust, Investment Income	$494,031
Interest income from notes receivable from participants	825
494,856

Contributions
Employer, net of forfeitures applied	38,132
Participant	110,768
148,900
Total additions	643,756

Deductions from net assets attributed to:
Benefits paid directly to participants	142,131
Administrative expenses	2,094
Total deductions	144,225
Net increase	499,531
Transfer in from other plans (See Note 1)	2,017

Net assets available for benefits
Beginning of year	2,575,464
End of year	$3,077,012

The accompanying notes are an integral part of these financial statements.

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2017 and 2016

1.Description of Plan

General
The following brief description of the Corning Incorporated Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit-sharing plan established in January 1967 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In March 2017, Corning Incorporated acquired TR Manufacturing, LLC (“TRM”). As part of the TRM acquisition, total assets of approximately $659,000 were transferred into the Plan immediately from the TRM 401(k).

In June 2017, Corning Incorporated acquired Invenios, LLC (“Invenios”). As part of the Invenios acquisition, total assets of approximately $1,358,000 were transferred into the Plan in November 2017 from the Invenios 401(k).

Administration
The Plan is administered by the Corning Incorporated Benefits Committee (the “Benefits Committee”), which is appointed by either the Vice President of Human Resources or the Senior Vice President of Human Resources of Corning Incorporated (the “Company”).  With the exception of matters relating to the Plan’s investment funds, the Benefits Committee administers the Plan in accordance with its terms and applicable laws and has all necessary and appropriate powers to carry out the provisions of the Plan.

The Investment Committee, appointed by the Treasurer, is generally responsible for the investment funds under the Plan.

Trustee and Recordkeeper
The Plan’s assets are held by The Bank of New York Mellon, as trustee (the “Trustee”).  The recordkeeper is Conduent Incorporated.

Eligibility
The Plan covers all employees of the Company and participating subsidiaries who are not members of a union.  An employee is eligible for participation in the Plan upon reaching the age of 18 and completing one year of eligible service.  Notwithstanding the foregoing, an employee who has attained age 18 and is scheduled on a normal basis to work at least 16 hours a week shall be immediately eligible.

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2017 and 2016

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged for withdrawals and administrative expenses.  Trustee and investment management fees are deducted from the earnings credited to participants’ accounts.  A flat monthly fee is charged to each participant’s account to subsidize administrative expenses of the Plan and is determined by the Plan administrator.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.  Company contributions to the Plan are fully vested after three years of service.  All Company contributions become fully vested upon total and permanent disability, death or retirement.

Contributions – Employer
Depending upon date of hire or employee election, Company matching contributions will be determined under the following provisions:

1)

Employees hired on or after July 1, 2000 (and employees hired before July 1, 2000 who so elected) receive matching contributions that equal 100% of the first 2% of eligible pay contributed and 50% of the next 4% of eligible pay contributed, up to 6% of eligible pay.

2)

Certain employees hired before July 1, 2000 receive Company matching contributions as a percentage of a participant’s first 5% of eligible pay contributed according to years of service as of December 31 of the prior year as follows:

Less than 19 years of service	50%

19 but less than 24 years of service	75%

24 or more years of service	100%

With respect to all employees eligible to participate in the Plan and covered by the service-based match described above, beginning in January of the year the participant is expected to reach ten years of vesting service and irrespective of whether such employee has elected to contribute to the Plan, the Company contributes weekly, bi-weekly or monthly (based on the employee’s pay frequency) a supplemental contribution to the Plan equal to 1.175% of such employee’s compensation.  Employees hired on or after July 1, 2000 do not receive the supplemental contribution.

Forfeiture balances of terminated participants’ nonvested accounts are used to reduce future employer contributions to the Plan.

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2017 and 2016

Contributions – Participants
Generally, participants may contribute up to 75% of their eligible compensation to the Plan on a before-tax basis, after-tax basis or any combination of the two.

The maximum amount a participant could contribute to the Plan on a before-tax basis in 2017 was $18,000.  The Plan permits employees who have attained age 50 or older during a given year to contribute additional before-tax amounts up to the prescribed Internal Revenue Code (“IRC”) limitation for “catch-up contributions.”

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 6% of eligible compensation.  New employees have 90 days in which to change or opt-out of this provision before deferrals begin.

A participant who is making tax-deferred contributions and after-tax contributions, in the aggregate, at a rate less than 10% of the employee’s eligible compensation, as defined in the Plan document, shall have his or her tax-deferred contribution automatically increased annually in 1% increments until the employee’s contribution percentage reaches 10% of eligible compensation, provided the employee has not elected to opt-out of the automatic increase feature.

Participants may elect, with the exception of the Corning Common Stock Fund, to have their contributions invested in the investment options listed below.

Vanguard Federal Money Market Fund
State Street U.S. Short-Term Government/Credit Bond Index Fund
Vanguard Total Bond Market Index Fund
Vanguard Inflation-Protected Securities Fund
Vanguard Balanced Index Fund
Vanguard Value Index Fund
Vanguard Institutional Index Fund
Fidelity Contrafund
T. Rowe Price Large Cap Growth Fund
Vanguard Small-Cap Index Fund
Prudential Jennison U.S. Small Cap Equity Fund
Vanguard Mid-Cap Index Fund
BlackRock MSCI ACWI ex-US Index Fund
Dodge & Cox International Stock Fund
Corning Common Stock Fund

The T. Rowe Price Large Cap Growth Fund is a separately managed account solely for the benefit of the Plan participants.

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2017 and 2016

Payment of Benefits
Benefit payments are made upon retirement (i.e., at least age 55 with five years of service), or in the event of a participant’s death, total and permanent disability or other termination of employment.  A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals.  The Plan also provides for withdrawals by participants prior to termination.

Administrative Expenses
Plan expenses can be paid by the Plan or the Company.

Notes Receivable from Participants
Participants are eligible to obtain loans from the Plan.  Loans are limited to one loan per participant with a repayment term not to exceed 4.5 years, except for primary residence loans in which the term may not exceed ten years.  The maximum amount of any loan is the lesser of one-half of the vested account balance or $50,000 (with a $1,000 minimum).  The interest rate on a loan is established by the Benefits Committee.  Participants are charged a fee on all loans, which reduces the loan proceeds.

2.Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Due to the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from those estimates.

Basis of Allocation from the Corning Incorporated Master Investment Trust
The Plan has a specific interest in the Corning Incorporated Master Investment Trust (the “Master Trust”) in which another plan sponsored by the Company also participates.  The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers, and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.  At December 31, 2017 and 2016, the Plan’s percentage interest in the net assets of the Master Trust was approximately 89% and 88%, respectively.

Valuation of Master Trust Investments
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability at the measurement date.  See Note 4 for further discussion of fair value measurements.

Interest is accrued by the Master Trust as earned, and dividends are recorded on the ex-dividend date.

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2017 and 2016

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis.  Realized gains and losses for security transactions are reported using the average cost method.  Unrealized gains and losses represent the difference between the cost and fair value of securities.  Net appreciation/depreciation includes unrealized and realized gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.

Recent Accounting Pronouncements
In February 2017, the FASB issued ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. The amendments in this ASU clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. The amendments in this update are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted and requires retrospective presentation for all periods in which financial statements are presented. The Plan has elected not to adopt for the current plan year, and is reviewing the impact that adoption would have on its financial statements.

Risks and Uncertainties
The Plan’s investment securities are exposed to various risks, such as changes in interest rates, credit risks and market returns.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants’ account balances and the amounts of such investments reported in the Plan’s financial statements.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2017 and 2016

3.Investments (in thousands)

The following presents the Master Trust’s investments, at fair value, at December 31:

	2017	2016

Mutual Funds	$2,262,842	$1,902,273
Collective Trust Funds	142,479	116,075
Short-Term Investment Funds	348,324	358,317
Corning Common Stock	413,667	345,703
Equities	274,555	175,767
Preferred Stock	2,408	2,662
	3,444,275	2,900,797

Receivable for Securities Sold	884	1,075
Payable for Securities Purchased	(1,260)	(622)
Accrued Investment Manager Fees	(548)	(506)
	$3,443,351	$2,900,744

Investment income of the Master Trust for the year ended December 31, 2017 is as follows:

Net appreciation in fair value of investments	$497,201
Interest and dividends	50,189
$547,390

At December 31, 2017, forfeited nonvested accounts totaled $92, which are included in the Master Trust.

4.Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosure (“ASC 820”) defines the fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2017 and 2016

ASC 820 also establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability;
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Corning common stock, equities, mutual funds and short-term investment funds:  Valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end. The NAV is used as a practical expedient to estimate fair value. The NAV of the underlying investments is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end.

Preferred stock: Valued at a fixed price as per information received from investment managers.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2017 and 2016

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2017 and 2016 (in thousands):

	Assets at Fair Value as of December 31, 2017
Assets within the Master Trust:	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,262,842			$2,262,842
Preferred Stock			$2,408	2,408
Short-Term Investment Funds	348,324			348,324
Corning Common Stock	413,667			413,667
Equities	274,555			274,555

Total Investments	$3,299,388	$-	$2,408	$3,301,796

Investments Measured at
Net Asset Value (a)				142,479

Total Investments at Fair Value				$3,444,275

	Assets at Fair Value as of December 31, 2016
Assets within the Master Trust:	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,902,273			$1,902,273
Preferred Stock			$2,662	2,662
Short-Term Investment Funds	358,317			358,317
Corning Common Stock	345,703			345,703
Equities	175,767			175,767

Total Assets at Fair Value	$2,782,060	$-	$2,662	$2,784,722

Investments Measured at
Net Asset Value (a)				116,075

Total Investments at Fair Value				$2,900,797

(a)

In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts included in the Corning Master Trust Fund (Note 3).

Notes to Financial Statements December 31, 2017 and 2016

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2017 and 2016

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2017:

Balance, Beginning of the year	$2,662
Purchases	225
Divestitures	(868)
Unrealized gains	389
Balance, End of the year	$2,408

5.Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan subject to the provisions of ERISA and the IRC.  In the event of Plan termination, all amounts credited to participants’ accounts will become 100% vested and will be distributed to participants in accordance with Plan provisions.

6.Tax Status

The Plan received a favorable determination letter dated July 6, 2017 from the Internal Revenue Service indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan.  The Plan has been amended since receiving the determination letter.  The Plan administrator and the Plan’s benefits counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.Related Parties (in thousands)

Certain investments in the Master Trust are shares of a money market account managed by the Trustee.  Transactions with this investment qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.

The Master Trust held common stock issued by the Company amounting to $413,667 and $345,703 as of December 31, 2017 and 2016, respectively.

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2017 and 2016

8.Reconciliation of Financial Statements to Form 5500 (in thousands)

The following is a reconciliation of the financial statements at December 31, 2017 and 2016 and for the year ended December 31, 2017 to the Form 5500:

	2017	2016
Net assets available for benefits per the
financial statements	$3,077,012	$2,575,464
Amounts allocated to withdrawing participants	(175)	(1,570)

Net assets available for benefits per the Form 5500	$3,076,837	$2,573,894

Benefits paid directly to participants per the
financial statements	$142,131
Add: Amounts allocated to withdrawing participants
at December 31, 2017	175
Less: Amounts allocated to withdrawing participants
at December 31, 2016	(1,570)

Benefits paid to participants per the Form 5500	$140,736

Net increase in net assets available for benefits per
the financial statements	$499,531
Change in amounts allocated to withdrawing participants	1,395

Net income per the Form 5500	$500,926

© 2018 Corning Incorporated. All Rights Reserved.

Corning Incorporated Investment Plan Schedule of Assets (Held at End of Year) December 31, 2017

(in thousands of dollars)

	Identity of Issuer,	Description of Investment Including	Current
	Borrower, Lessor or	Maturity Date, Rate of Interest,	Value
	Similar Party	Collateral, Par, or Maturity Value

Maturity dates ranging from 2018 through
*	Participant loans	2040 and interest rates ranging from	$20,697
4.25% - 9.25%

* Denotes Party-in-interest

© 2018 Corning Incorporated. All Rights Reserved.